FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Timmins Gold Corp. (the “Company”)
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

1.2	Executive Officer

Bruce Bragagnolo
Chief Executive Officer
(604) 638-8980

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Effective May 26, 2015, the Company acquired all of the issued and outstanding shares of Newstrike Capital Inc. (“Newstrike”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Acquisition”). Newstrike is a precious metal focused resource exploration company.

Newstrike holds a 100% interest in the Ana Paula gold project (the “Project”) located in Guerrero State, Mexico, all as more particularly described in the technical report prepared for the Project in compliance with National Instrument 43-101 – “Standards of Disclosure for Mineral Projects” entitled “Ana Paula Project Preliminary Economic Assessment” dated effective August 8, 2014 which was prepared for the Company and is available under the Company’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

May 26, 2015.

2.3	Consideration

On the closing of the Acquisition, Timmins acquired 100% of Newstrike’s issued and outstanding common shares, being 116,786,781 common shares, in exchange for 105,108,103 common shares of the Company (“Timmins Shares”), and $11,679 in cash.

In addition, 5,962,500 Timmins Shares were made issuable pursuant to the exercise of options to purchase Timmins Shares, issued in exchange for options to purchase Newstrike common shares outstanding immediately prior to the effective time of the Acquisition.

2.4	Effect on Financial Position

The effect of the Acquisition on the Company’s financial position is outlined in the Company’s unaudited proforma condensed consolidated financial statements which are attached to this report and referred to in Item 3 below.

On the closing of the Acquisition, the Company appointed Mark Backens, a former director of Newstrike, to the Company’s board of directors.

The Company does not presently have any plans or proposals for any other material changes in its business affairs, or the affairs of Newstrike which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of the Company or Newstrike, to sell, lease or exchange all or a substantial parts of its assets, to amalgamate the business organization or to make any other material changes to the business of the Company or Newstrike.

2.5	Prior Valuations

No valuation opinions were obtained in the last 12 months by the Company, or Newstrike required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

The acquisition was not with an informed person ( as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7	Date of Report

August 7, 2015.

Item 3	Financial Statements

Pursuant to Part 8 of National Instrument 51-102, the audited consolidated financial statements of Newstrike for the years ended July 31, 2014 and 2013, together with the notes thereto and the auditor’s report thereon ( the “ Annual Financial Statements”), are incorporated by reference herein. The Annual Financial Statements are included in the Company’s joint management information circular dated March 23, 2015 available on the Company’s SEDAR profile at www.sedar.com. Newstrike’s auditors have not given their consent to include their audit report contained in the Annual Financial Statements in this Report.

In addition, pursuant to Part 8 of National Instrument 51-102, the following financial statements are attached as Schedule A to this Report and are included as part of this Report:

(a)	Interim condensed consolidated financial statements of Newstrike for the three and nine months ended April 30, 2015 and 2014; and

(b)	Unaudited pro-forma consolidated financial statements of the Company for the year ended December 31, 2014 and the three months ended March 31, 2015, together with the notes thereto.

SCHEDULE A

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended
April 30, 2015 and 2014
(Unaudited)

NEWSTRIKE CAPITAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND TOTAL COMPREHENSIVE LOSS
For the three and nine months ended April 30, 2015 and 2014
(Expressed in Canadian dollars, except share numbers and per share amounts) - Unaudited

		Three months ended April 30,		Nine months ended April 30,
	Note	2015	2014	2015	2014

Operating expenses
Accounting, audit and legal fees		$474,768	$2,121	$571,522	$59,945
Consulting fees		175,150	20,000	175,150	30,000
Depreciation		2,158	5,971	11,265	17,659
Foreign exchange gain		332,617	(68,522)	140,889	(231,256)
Management fees		112,500	112,500	337,500	345,500
Office and administration		282,806	144,064	602,528	391,006
Regulatory and transfer agent fees		23,487	14,721	29,172	18,761
Shareholder communications		118,374	56,282	248,742	348,796
Share-based payments	10b)	45,217	114,520	220,233	526,638
GST allowance	7	50,882	18,538	100,466	40,118

Total operating expenses		(1,617,959)	(420,195)	(2,437,467)	(1,547,167)

Interest (expense) income		(5,415)	18,999	16,454	148,403

Loss from operations before income taxes		(1,623,374)	(401,196)	(2,421,013)	(1,398,764)

Income taxes
Deferred tax expense	9	-	(3,291,598)	-	(3,291,598)
		-	(3,291,598)	-	(3,291,598)

Loss and total comprehensive loss for the period		$(1,623,374)	$(3,692,794)	$(2,421,013)	$(4,690,362)

Weighted average shares outstanding:
Basic		116,749,178	114,931,458	116,137,365	114,931,458
Diluted		116,749,178	114,931,458	116,137,365	114,931,458

Loss per share:
Basic		$(0.01)	$(0.03)	$(0.02)	$(0.04)
Diluted		$(0.01)	$(0.03)	$(0.02)	$(0.04)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NEWSTRIKE CAPITAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended April 30, 2015 and 2014
(Expressed in Canadian dollars) - Unaudited

		Nine months ended April 30,
	Note	2015	2014

OPERATING ACTIVITIES
Net loss of the period		$(2,421,013)	$(4,690,362)
Items not affecting cash:
Depreciation and depletion		11,265	17,659
Share-based payments		220,233	526,638
Interest on debenture		12,500	-
Finance expense		38,700	-
Deferred income tax expense	9	-	3,291,598

Changes in non-cash working capital items:
Trade and other receivables		(193,182)	(981,408)
Prepaid expenses and deposits		1,059	27,103
Trade payables and accrued liabilities		132,701	41,700
Cash flows used in operating activities		(2,197,737)	(1,767,072)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(4,798,393)	(7,071,251)
Exploration advances used		-	60,298
Acquisition of equipment		(2,896)	(1,979)
Cash flows used in investing activities		(4,801,289)	(7,012,932)

FINANCING ACTIVITIES
Proceeds of debenture		1,500,000	-
Issuance of shares on exercise of share options		530,999	-
Cash flows provided by (used in) financing activities		2,030,999	-

Decrease in cash and cash equivalents		(4,968,027)	(8,780,004)
Cash and cash equivalents, beginning of period		5,436,411	16,805,359
Cash and cash equivalents, end of period		$468,384	$8,025,355

Significant non-cash transaction
Exploration and evaluation assets through payables		$145,544	253,934
Depreciation recorded as exploration and evaluation assets		27,797	35,531

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NEWSTRIKE CAPITAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars) - Unaudited

		April 30,	July 31,
	Note	2015	2014

ASSETS Current
Cash and cash equivalents		$468,384	$5,436,411
Trade and other receivables	4	18,683	18,704
Prepaid expenses and deposits		32,895	14,939
Total current assets		519,962	5,470,054

Long-term receivables	5	4,175,289	3,982,086
Long-term deposits		-	19,015
Exploration advances	6	95,041	103,596
Exploration and evaluation assets, plant and equipment	6	52,591,196	47,922,966
Total assets		$57,381,488	$57,497,717

LIABILITIES
Current
Trade payables and accrued liabilities	7	$776,992	$774,640
Debenture	8	1,512,500	-
Total current liabilities		2,289,492	774,640

Deferred tax liabilities	9	3,191,446	3,191,446
Total liabilities		5,480,938	3,966,086

EQUITY
Issued capital	10	66,319,340	65,354,492
Share-based payment reserve	10	4,870,744	5,045,660
Deficit		(19,289,534)	(16,868,521)
Total equity		51,900,550	53,531,631
Total liabilities and equity		$57,381,488	$57,497,717

Subsequent events (note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NEWSTRIKE CAPITAL INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian dollars, except share numbers) - Unaudited

				Share-
		Number of		based
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at August 1, 2014	Note	114,931,458	$65,354,492	$5,045,660	$(16,868,521)	$53,531,631
Loss and total comprehensive loss for the period		-	-	-	(2,421,013)	(2,421,013)
Shares issued for financing costs	8	53,750	38,700	-	-	38,700
Share-based payments		-	-	220,233	-	220,233
Issue of shares on exercise of share options		1,800,000	530,999	-	-	530,999
Reclassification of grant date fair value on exercise of share options		-	395,149	(395,149)	-	-
Balance at April 30, 2015		116,785,208	$66,319,340	$4,870,744	$(19,289,534)	$51,900,550

Balance at August 1, 2013		114,931,458	$65,354,492	$4,354,692	$(11,470,713)	$58,238,471
Loss and total comprehensive loss for the period		-	-	-	(4,690,362)	(4,690,362)
Share-based payments		-	-	526,638	-	526,638
Balance at April 30, 2014		114,931,458	$65,354,492	$4,881,330	$(16,161,075)	$54,074,747

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

1.	NATURE OF OPERATIONS

Newstrike Capital Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on November 7,2000, and continued into British Columbia under the B.C. Business Corporations Act in 2006 and is in the business of acquiring and exploring mineral property interests in Mexico. To date, the Company has not generated any significant revenues from operations and is considered to be an exploration stage company. The Company’s shares trade on the TSX Venture Exchange (“TSX-V”) as a Tier 2 issuer under trading symbol NES. The Company has its head office at Suite 950- 1199 West Hastings Street, Vancouver, BC, V6E 3T5, Canada, and its registered records office at Suite 2600 - 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada.

2.	BASIS OF PREPARATION AND GOING CONCERN

a)	Statement of compliance

These condensed interim consolidated financial statements ( “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended July 31, 2014 and 2013 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the annual consolidated financial statements in addition to the changes in accounting standards as disclosed in note 3.

b)	Going concern

These interim financial statements have been prepared on the basis that they are applicable to a going concern which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of losses and no current source of revenue. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financings, or generate profitable operations in the future. These interim financial statements do not include adjustments to amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. In budgeting its exploration programs and general expenses, management monitors changes in market conditions and adjusts its cash flow accordingly.

On May 26, 2015, all of the outstanding common shares of the Company were acquired by Timmins Gold Corp. (“Timmins”). See note 16.

The Company has incurred cumulative losses of $19,289,534 as at April 30, 2015, and has negative working capital of $743,253 at April 30, 2015.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

2.	BASIS OF PREPARATION AND GOING CONCERN (Continued)

Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of theCompany’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the annual consolidated financial statements.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented inCanadian dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	SUMMARY OF ACCOUNTING POLICIES

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements.

a)	Future accounting pronouncements

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is currently assessing the impact of the new standard.

4.	TRADE AND OTHER RECEIVABLES

	April 30,	July 31,
	2015	2014
Office rent recovery	$5,488	$5,804
Other	13,195	12,900
	$18,683	$18,704

5.	LONG-TERM RECEIVABLES

	April 30,	July 31,
	2015	2014
VAT receivable	4,175,289	3,982,086
	$4,175,289	$3,982,086

Due to an administrative slowdown in the processing of Mexican value added tax (“VAT”) refunds, the Company has classified its IVA receivable as non-current. The Company is actively following up with the Mexican tax authorities to address the pending issues and bring the process to conclusion.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

6.	EXPLORATION AND EVALUATION ASSETS, PLANT AND EQUIPMENT

	Exploration and
	evaluation	Equipment	Total
Cost
At August 1, 2014	$47,785,339	$348,787	$48,134,126
Expenditures	4,704,396	2,896	4,707,292
At April 30, 2015	52,489,735	351,683	52,841,418
Accumulated depreciation and depletion
At April 30, 2015	-	211,160	211,160
Depreciation and depletion	-	39,062	39,062
At April 30, 2015	-	250,222	250,222
Carrying amount at April 30, 2015	$52,489,735	$101,461	$52,591,196

	Exploration and
	evaluation	Equipment	Total
Cost
At August 1, 2013	$39,027,279	$345,329	$39,372,608
Expenditures	8,758,060	3,458	8,761,518
At July 31, 2014	47,785,339	348,787	48,134,126
Accumulated depreciation and depletion
At July 31, 2014	-	140,876	140,876
Depreciation and depletion	-	70,284	70,284
At July 31, 2014	-	211,160	211,160
Carrying amount at July 31, 2014	$47,785,339	$137,627	$47,922,966

In addition, the Company has advances of $95,041 ( July 31, 2014 - $103,596) to an exploration contractor for future work.

The Guerrero State group of properties includes 14 exploration claims located in central Guerrero State, Mexico. Eight of the claims are for the Aurea Norte group, two are for the Aurea Sur group, and four for the Ana Paula project. Of the 14 claims integrating the Aurea Norte and Aurea Sur groups, the original vendors of 10 of those claims retained a 2.5% NetSmelter Royalty (“NSR”). Approximately one third of this royalty is held by a director of the Company.

The original owners of the Ana Paula project retained a 3% NSR. The Company will have the right, upon completion of a feasibility study as defined by National Instrument 43-101, to purchase one third of the NSR for a consideration of US$2.00 per ounce of gold classified as proven and probable reserves and measured and indicated resources in the feasibility study to a maximum of US$6,000,000.

During the fiscal year ended July 31, 2012, the Company entered into a purchase option agreement for the acquisition of certain privately held land parcels. In accordance with the purchase option agreement the Company has acquired its 100% interest in the land parcels after having made the required payments over a three year period.

The Oaxaca State group includes one exploration claim located in the Taviche District of the state of Oaxaca, Mexico.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	April 30,	July 31,
	2015	2014
Trade payables Canada	$581,852	$37,752
Trade payables Mexico	50,695	282,065
Accrued liabilities	144,445	203,462
GST provision (1)	-	251,361
	$776,992	$774,640

(1)

On December 1, 2014, the Company received new re-assessment notices from the Canada Revenue Agency (“CRA”) corresponding to GST filings starting on February 1, 2011, disallowing all input tax credit refunds claimed since that date, including $251,361 of GST/HST refunds already received by the Company as well as $49,581 relating to GST/HST refunds not received by the Company as at January 31, 2015. At January 31, 2015 the Company had taken a full provision related to the re-assessments, amounting to $265,763. This amount, which corresponds to the refunds that were received by the Company, plus accrued interest, was returned to the CRA on February 24, 2015. The Company has filed notices of objection and of appeal with respect to these GST amounts as the Company disagrees with CRA’s position and is defending its claim to these refunds.

8.	DEBENTURE

The Company obtained a debenture of $1,500,000 on March 2, 2015. The terms of the debenture require annual cash interest of 5%, paid semi-annually, and 250 common shares of the Company for every $100,000 principal value outstanding on a monthly basis. The debenture required payment of 50,000 common shares when funds were advanced. An interest payment of 3,750 common shares was paid during the nine months ended April 30, 2015. The debenture has a maturity of the earlier of the completion of the arrangement with Timmins (note 16) or August 31, 2015.

Subsequent to April 30, 2015, the Company received cash proceeds of $500,000 related to final funding of the debenture agreement.

9.	DEFERRED TAX LIABILITIES

The Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes ( except interest andinflationary adjustment), less allowable deductions for income tax purposes ( except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IAS 12 - Income Taxes for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises; exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $3,191,446 in respect of this royalty.

10.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value; and,
•	Unlimited number of convertible preference shares without par value.

During the nine months ended April 30, 2015, the Company issued 1,800,000 commons shares on the exercise of share options for a total value of $926,148. The Company issued 53,750 common shares for financing costs for a total value of $38,700.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

10.	EQUITY (Continued)

The Company had no common share transactions during the nine months ended April 30, 2014.

At April 30, 2015, there were 116,785,208 issued common shares (July 31, 2014 - 114,931,458).

The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Under the stock option plan, the exercise price of each option is set at the closing price of the Company’s common shares on the date of grant. The options can be granted for a maximum term of 10 years and vest at the discretion of the Board of Directors.

Share option transactions and the number of share options outstanding during the period ended April 30, 2015 and year ended July 31, 2014 are summarized as follows:

	Number of share	Weighted average
	options	exercise price ($)
Outstanding at August 1, 2013	8,075,000	0.90
Granted	350,000	0.86
Outstanding at July 31, 2014	8,425,000	0.90
Exercised	(1,800,000)	0.30
Outstanding at April 30, 2015	6,625,000	1.06
Exercisable at April 30, 2015	5,925,000	1.10

Share options outstanding and exercisable at April 30, 2015 are as follows:

Number of Options	Number of Options	Exercise	Expiry
Outstanding	Exercisable	Price ($)	Date
1,580,000	1,580,000	0.53	October 8, 2015
715,000	715,000	0.58	November 29, 2020
350,000	350,000	1.35	March 23, 2021
1,140,000	1,140,000	2.80	August 10, 2021
40,000	40,000	2.82	November 25, 2016
2,450,000	1,960,000	0.70	June 27, 2020
350,000	140,000	0.86	May 20, 2021
6,625,000	5,925,000

The fair value of share options recognized as an expense during the three and nine months ended April 30, 2015 was $45,217 and $220,233, respectively ( three andnine months ended April 30, 2014 was $114,520 and $526,638, respectively).

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

11.	EARNINGS PER SHARE

	Three months ended April 30, 2015			Three months ended April 30, 2014
		Weighted			Weighted
		average			average
	Loss for	shares	Loss per	Loss for the	shares	Loss per
	the period	outstanding	share	period	outstanding	share
Basic EPS	$(1,623,374)	116,749,178	$(0.01)	$(3,692,794)	114,931,458	$(0.03)
Effect of dilutive
securities:
Share options	-	-	-	-	-	-
Diluted EPS	$(1,623,374)	116,749,178	$(0.01)	$(3,692,794)	114,931,458	$(0.03)

At April 30, 2015, 6,625,000 (April 30, 2014 - 8,075,000) share options were outstanding, of which 6,625,000 were anti-dilutive (April 30, 2014 - 8,075,000) because the Company was in a loss position for the three months ended April 30, 2015, and April 30, 2014.

	Nine months ended April 30, 2015			Nine months ended April 30, 2014
		Weighted			Weighted
		average			average
	Loss for	shares	Loss per	Loss for the	shares	Loss per
	the period	outstanding	share	period	outstanding	share
Basic EPS	$(2,421,013)	116,137,365	$(0.02)	$(4,690,362)	114,931,458	$(0.04)
Effect of dilutive
securities:
Share options	-	-	-	-	-	-
Diluted EPS	$(2,421,013)	116,137,365	$(0.02)	$(4,690,362)	114,931,458	$(0.04)

At April 30, 2015, 6,625,000 (April 30, 2014 - 8,075,000) share options were outstanding, of which 6,625,000 were anti-dilutive (April 30, 2014 - 8,075,000) because the Company was in a loss position for the nine months ended April 30, 2015, and April 30, 2014.

12.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives when managing capital are to provide returns for shareholders, and comply with any externally imposed capital requirements while safeguarding the Company’s ability to continue as a going concern.

The Company’s exploration and evaluation assets are in the exploration stage, and as such, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance its operations.

In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. To effectively manage the Company’s capital requirements, the Company’s management has in place a planning and budgeting process.

The Company is not subject to any externally imposed capital requirements.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, deposits, long-term receivables, and trade and other payables. The carrying value of trade and other receivables, deposits and trade and other payables approximates their fair values due to their immediate or relative short-term maturity. Cash and cash equivalents are measured at fair value using level 1 inputs. The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments are summarized below.

a)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent that its exploration and evaluation assets are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. As such, theCompany’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

As at April 30, 2015, all of the Company’s cash and cash equivalents was held in Canadian dollars or Mexican pesos; however, the Company mitigates exposure to currency fluctuations by keeping its funds in Canadian dollars and only supplying cash needs of its Mexican subsidiary on a monthly basis. The Company is affected by changes in foreign exchange rates of Mexican pesos relative to Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign currency risk through the following financial assets and liabilities held in Mexico in the following Canadian dollar equivalents:

	April 30,	July 31,
	2015	2014
Financial assets
Cash and cash equivalents	$45,410	$45,193
Receivables	4,173,307	3,994,986
Financial liabilities
Trade and other payables	(50,697)	(282,065)
Net financial assets	$4,168,020	$3,758,114
% change in currency	10%	10%
Risk on above currency fluctuation	416,802	375,811

b)	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, and receivables. Cash and cash equivalents are held in large financial institutions in instruments such as term deposits and is considered to have low credit risk. Receivables consist of goods and services tax due from the Federal Government of Canada, and Mexican value added tax due from the Government of Mexico.

The Company is currently in a dispute with CRA over its entitlement to goods and services tax refunds. As discussed in note 7, the Company has returned the disputed amount to the CRA, as required, until this dispute is resolved.

c)	Interest rate risk

The Company limits its exposure to interest rate risk by holding liquid cash equivalents at major Canadian financial institutions and accordingly is not subject to significant interest rate risk.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.

As at April 30, 2015, the Company had cash and cash equivalents of $468,384 ( July 31, 2014 - $5,436,411) to settle current payables and the debenture of $776,992 and $1,512,500, respectively ( July 31, 2014- $774,640 and $nil, respectively). See note 16.

e)	Market risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of commodities. The Company is exposed to market risks should the fair value of future cash flows from financial instruments fluctuate.

14.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At April 30, 2015, all of the Company’s operating and capital assets are located in Mexico except for $499,567 (July 31, 2014 - $5,410,423) of cash and cash equivalents and other current assets which are held in Canada and $16,753 (July 31, 2014 - $19,130) of capital assets held in Canada.

15.	RELATED PARTY TRANSACTIONS

Payments to key management personnel during the nine months ended April 30, 2015 and 2014 are as follows:

	Nine months ended April 30,
	2015	2014
Management fees paid to officers, or to companies controlled by officers	$337,500	$345,500
Exploration management and engineering fees paid to two officers	348,733	329,910
	$686,233	$675,410

During the nine months ended April 30, 2015, directors fees were $87,000 (nine months ended April 30, 2014 - $73,500).

Included in trade and other payables as at April 30, 2015, is $61,692 (July 31, 2014 - $157,754) due to certain related parties described above.

NEWSTRIKE CAPITAL INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2015
(Expressed in Canadian dollars) - Unaudited
16.	SUBSEQUENT EVENTS

On May 26, 2015, all of the outstanding common shares of the Company were acquired by Timmins at an exchange ratio0.90 of Timmins shares (the “Exchange ratio”) and cash consideration of $0.0001 for each common share of Newstrike. This resulted in 105,108,103 common shares of Timmins being issued and $11,679 cash being paid to the former shareholders of Newstrike.

Additionally, each of the Company’s share options, which gave the holder the right to acquire common shares of Newstrike, was exchanged for a share option which gave the holder the right to acquire common shares in Timmins on the same basis as the Exchange ratio (the “Replacement Options”). The exercise price of the Replacement Options was determined by dividing the exercise price of the Newstrike share option by the Exchange ratio.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014 and the three months ended March 31, 2015

(Unaudited)

TIMMINS GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
For the year ended December 31, 2014
(Unaudited) (United States dollars, except share numbers)

	Timmins Gold	Newstrike Capital	Pro forma		Pro forma
	Corp	Inc	adjustments	Note	consolidated
	$	$	$		$
		Note 7
Metal revenues	154,068,000	-	-		154,068,000

Cost of sales (including depreciation and depletion)	116,090,000	-	-		116,090,000

Earnings from mine operations	37,978,000	-	-		37,978,000

Write-off of exploration and evaluation properties	1,808,000	-	-		1,808,000
Corporate and administrative expenses	14,003,000	2,003,954	-		16,006,954

Earnings (loss) from operations	22,167,000	(2,003,954)	-		20,163,046

Other (expense) income, net	(131,000)	53,380	-		(77,620)
Finance expense	(1,894,000)	-	-		(1,894,000)
Foreign exchange (loss) gain	(183,000)	151,272	-		(31,728)

Earnings (loss) before income taxes	19,959,000	(1,799,302)	-		18,159,698

Income taxes
Current tax expense	10,152,000	-	-		10,152,000
Deferred tax expense	620,000	2,890,799	-		3,510,799
	10,772,000	2,890,799	-		13,662,799

Earnings (loss) and total comprehensive income for the period	9,187,000	(4,690,101)	-		4,496,899

Weighted average shares outstanding:
Basic	161,297,692	116,075,752	-	5	266,405,795
Diluted	162,005,161	116,075,752	-	5	267,113,264

Earnings (loss) per share:
Basic	0.06	(0.04)	-		0.02
Diluted	0.06	(0.04)	-		0.02

The accompanying notes are an integral part of these pro forma consolidated financial statements.

TIMMINS GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND TOTAL COMPREHENSIVE LOSS
For the three months ended March 31, 2015
(Unaudited) (United States dollars, except share numbers)

		Timmins Gold		Newstrike Capital		Pro forma			Pro forma
		Corp		Inc		adjustments	Note		consolidated
	$		$		$			$

Metal revenues		29,492,000		-		-			29,492,000

Cost of sales (including depreciation and depletion)		26,798,000		-		-			26,798,000

Earnings from mine operations		2,694,000		-		-			2,694,000

Corporate and administrative expenses		2,916,000		1,029,739		-			3,945,739

Loss from operations		(222,000)		(1,029,739)		-			(1,251,739)

Other income (expense), net		142,000		(4,338)		-			137,662
Finance expense		(369,000)		-		-			(369,000)
Foreign exchange gain (loss)		342,000		(266,473)		-			75,527

Loss before income taxes		(107,000)		(1,300,550)		-			(1,407,550)

Income taxes
Current tax recovery		(37,000)		-		-			(37,000)
Deferred tax expense		640,000		-		-			640,000
		603,000		-		-			603,000

Loss and total comprehensive loss for the period		(710,000)		(1,300,550)		-			(2,010,550)

Weighted average shares outstanding:
Basic		179,877,377		116,749,178		-	5		284,985,480
Diluted		179,877,377		116,749,178		-	5		284,985,480

Loss per share:
Basic		(0.00)		(0.01)		-			(0.01)
Diluted		(0.00)		(0.01)		-			(0.01)

The accompanying notes are an integral part of these pro forma consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. ( “MdN”) ( collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sornora,Mexico which was placed into commercial production on April 1, 2010. MdN also owns the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. ( “Newstrike”).Through this acquisition, Timmins acquired a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico (note 4).

2.	BASIS OF PREPARATION

The unaudited pro forma consolidated statements of earnings (loss) and total comprehensive income (loss) for the year ended December 31, 2014 and the three months ended March 31, 2015, have been prepared, for illustrative purposes only, to give effect to the proposed acquisition of Newstrike by Timmins pursuant to the assumptions described in notes 4 and 5 of these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and have been compiled from the following historical information:

a)	A pro forma condensed consolidated statement of earnings and total comprehensive income combining:

i.	The audited consolidated statement of earnings and total comprehensive income of Timmins for the year ended December 31, 2014; and,

ii.

The audited consolidated statement of loss and total comprehensive loss for the year ended July 31, 2014 and the unaudited interim consolidated statement of loss and total comprehensive loss of Newstrike for the six month periods ended January, 2015 and 2014 (note 7).

b)	A pro forma condensed consolidated statement of loss and total comprehensive loss combining:

i.	The interim consolidated statement of loss and total comprehensive loss of Timmins for the three months ended March 31, 2015; and,

ii.	The interim consolidated statement of loss and total comprehensive loss for the three months ended April 30, 2015.

The pro forma consolidated statements of earnings (loss) and total comprehensive income (loss) for the three months ended March 31, 2015, and the year ended December 31, 2014, have been prepared as if the transactions described in notes 4 and 5 had occurred on January 1, 2014.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of Timmins, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed and the market price of the related shares and options.

Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Timmins for the years ended December 31, 2014 and 2013, the audited consolidated financial statements of Newstrike for the years ended July 31, 2014 and 2013, and notes thereto; as well as the unaudited interim condensed consolidated financial statements of Timmins for the three month periods ended March 31, 2015 and 2014, and the unaudited interim condensed consolidated financial statements of Newstrike for the three month periods ended April 30, 2015 and 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in Timmins’ audited consolidated financial statements as at December 31, 2014. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify accounting policy differences between Timmins and Newstrike where the impact was potentially material. The significant accounting policies of Newstrike conform in all material respects to those of Timmins.

4.	PRO FORMA PURCHASE PRICE ALLOCATION

On May 26, 2015 ( “Closing Date”), the Company acquired all of the outstanding common shares of Newstrike exchanging 0.90 of the Company’s shares (the “Exchange ratio”) and cash consideration of $0.0001 for each common share of Newstrike. This resulted in 105,108,103 common shares of the Company being issued and C$11,679 ($9,000) cash being paid to the former shareholders of Newstrike.

In addition to the 105,108,103 common shares each Newstrike share option, which gave the holder the right to acquire common shares of Newstrike, was exchanged for a share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio ( the “Replacement Options”). The exercise price of theReplacement Options was determined by dividing the exercise price of the Newstrike share option by the Exchange ratio.

The 5,962,500 Replacement Options issued have been included in the purchase price at their fair value based on the Black-Scholes pricing model using the following weighted average assumptions:

Risk-free interest rate	1.0%
Expected life of options	0.4 - 6.2 years
Annualized volatility	62.0 - 64.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The Transaction has been accounted for by the Company as a purchase of assets and liabilities. The Transaction did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, do not currently exist. The primary asset of Newstrike was the Ana Paula Property in Guerrero, Mexico, an exploration and evaluation stage gold property.

5

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

4.	PRO FORMA PURCHASE PRICE ALLOCATION (Continued)

The total consideration was allocated to the assets acquired and liabilities based on their relative fair values on the Closing Date as follows:

Purchase price
Fair value of common shares issued, net of share issuance costs	$63,886,000
Fair value of share options issued	1,509,000
Cash	9,000
Transaction costs	1,863,000
Total consideration	$67,267,000
Purchase price allocation
Cash and cash equivalents	$786,000
Trade and other receivables	2,382,000
Advances and prepaid expenses	221,000
Plant and equipment	45,000
Mineral properties and exploration and evaluation assets	67,088,000
Accounts payable and accrued liabilities	(1,623,000)
Debenture	(1,632,000)
Net assets acquired	$67,267,000

5.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for Timmins have been adjusted to reflect the additional shares resulting from transactions described in note 4 and 5 for the year ended December 31, 2014:

Year ended
December 31, 2014
Weighted average number of shares - Basic	161,297,692
Adjustment for estimated number of shares to be issued for acquisition	105,108,103
Pro forma weighted average number of shares - Basic	266,405,795

Year ended
December 31, 2014
Weighted average number of shares - Diluted	162,005,161
Adjustment for estimated number of shares to be issued for acquisition	105,108,103
Pro forma weighted average number of shares - Diluted	267,113,264

6

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

5.	PRO FORMA EARNINGS PER SHARE (Continued)

The weighted average shares outstanding for Timmins have been adjusted to reflect the additional shares resulting from transactions described in note 4 and 5 for the three months ended March 31, 2015:

Three months ended
March 31, 2015
Weighted average number of shares - Basic	179,877,377
Adjustment for estimated number of shares to be issued for acquisition	105,108,103
Pro forma weighted average number of shares - Basic	284,985,480

Three months ended
March 31, 2015
Weighted average number of shares - Diluted	179,877,377
Adjustment for estimated number of shares to be issued for acquisition	105,108,103
Pro forma weighted average number of shares - Diluted	284,985,480

6.	CAPITAL STOCK

Timmins’ issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 4 and 5 at December 31, 2014, are as follows:

	Number of shares	Amount
Balance, December 31, 2014	179,877,379	$128,735,000
Share consideration issued in connection with:
Newstrike shares outstanding at October 31, 2014	105,108,103	63,886,000
Pro forma balance, December 31, 2014	284,985,482	$192,621,000

Timmins’ issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 4 and 5 at March 31, 2015, are as follows:

	Number of shares	Amount
Balance, March 31, 2015	179,877,379	$128,735,000
Share consideration issued in connection with:
Newstrike shares outstanding at April 30, 2015	105,108,103	63,886,000
Pro forma balance, March 31, 2015	284,985,482	$192,621,000

7

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

7.	CONSTRUCTION OF NEWSTRIKE HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS

These unaudited pro forma consolidated financial statements are presented in United States dollars, unless otherwise stated.

The financial information of Newstrike used to construct the pro forma consolidated statement of earnings and total comprehensive income for the year ended December 31, 2014, including the unaudited condensed consolidated interim statement of loss and total comprehensive loss for the year ended January 31, 2015, were converted from Canadian dollars to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

•	For the year ended December 31, 2014 - $0.9058

The financial information of Newstrike used to construct the pro forma consolidated statement of earnings and total comprehensive income for the three months ended March 31, 2015, including the unaudited condensed consolidated interim statement of loss and total comprehensive loss for the three months ended April 30, 2015, were converted from Canadian dollars to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

•	For the three months ended March 31, 2015 - $0.8011

The foreign exchange rate used for conversion from Canadian dollars to United States dollars at May 26, 2015 was $0.8121.

8

TIMMINS GOLD CORP.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

7.	CONSTRUCTION OF NEWSTRIKE HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS (Continued)

Newstrike unaudited condensed interim consolidated statement of loss and total comprehensive loss for the year ended January 31, 2015:

	Year ended	Six months ended	Six months ended	Year ended		Year ended
	July 31, 2014	January 31, 2015	January 31, 2014	January 31, 2015		January 31, 2015
	C$	C$	C$	C$	$
	A	B	C	D = A + B - C

Accounting, audit, legal	68,947	96,754	57,824	107,877		97,715
Consulting fees	30,000	-	30,000	-		-
Depreciation	23,168	9,107	11,688	20,587		18,648
Management fees	458,000	225,000	233,000	450,000		407,608
Office and administration	520,587	319,722	246,942	593,367		537,469
Regulatory and transfer agent fees	23,933	5,685	4,040	25,578		23,168
Shareholder communications	403,241	130,368	292,514	241,095		218,383
Share-based payments	690,968	175,016	412,118	453,866		411,110
GST allowance	291,997	49,581	21,580	319,998		289,853

Loss from operations	(2,510,841)	(1,011,233)	(1,309,706)	(2,212,368)		(2,003,954)

Other income, net	166,469	21,867	129,404	58,932		53,380
Foreign exchange gain	138,010	191,728	162,734	167,004		151,272

Loss before income taxes	(2,206,362)	(797,638)	(1,017,568)	(1,986,432)		(1,799,302)

Income taxes
Deferred tax expense	3,191,446	-	-	3,191,446		2,890,799
	3,191,446	-	-	3,191,446		2,890,799

Loss and total comprehensive loss for the period	(5,397,808)	(797,638)	(1,017,568)	(5,177,878)		(4,690,101)

Weighted average shares outstanding:
Basic	114,931,458	116,075,752	114,931,458	116,075,752		116,075,752
Diluted	114,931,458	116,075,752	114,931,458	116,075,752		116,075,752

Loss per share:
Basic	(0.05)	(0.00)	(0.01)	(0.04)		(0.04)
Diluted	(0.05)	(0.00)	(0.01)	(0.04)		(0.04)

9